Morrison Warren Partner	Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3484 F 312.516.1484 warren@chapman.com

August 21, 2023

VIA EDGAR CORRESPONDENCE

Eileen Smiley
United States Securities and Exchange Commission
Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Roundhill ETF Trust/Roundhill Dividend Kings ETF
File Nos. 811-23887 and 333-273052

Dear Ms. Smiley:

This letter responds to your comment letter, dated July 27, 2023, regarding the registration statement filed on Form N-1A for Roundhill ETF Trust (the “Registrant”) with the staff of the Securities and Exchange Commission (the “Staff”) on June 30, 2023 (the “Registration Statement”). The Registration Statement relates to the Roundhill S&P Dividend Monarchs ETF (formerly Roundhill Dividend Kings ETF) (the “Fund”), a series of the Registrant. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement. A revised version of the prospectus has been set forth on Exhibit A.

Comment 1 – Fees and Expenses of the Fund

Please provide an estimate of organizational and offering costs, disclose the party responsible for paying these expenses, and, if applicable, confirm that they will be included in Other Expenses in the fee table.

Response to Comment 1

The Registrant will include a completed fee table in a subsequent amendment to the Registration Statement. Roundhill Financial Inc., the Fund’s investment adviser is responsible for paying the organizational and offering expenses of the Trust. Neither the Fund nor the Trust will be responsible for paying those expenses. Accordingly, since such expenses are not “deducted from the Fund’s assets or charged to all shareholder accounts,” as “Other Expenses” is defined in Instruction 3(c)(i) of Item 3 of Form N-1A, such expenses will not be included in “Other Expenses.”

Comment 2 – Fees and Expenses of the Fund

Please identify the person or entity that will be providing the seed capital for the Trust and their relationship to the Fund.

Response to Comment 2

Roundhill Financial Inc., the Fund’s investment adviser, will be providing the seed capital for the Trust.

Comment 3 – Fees and Expenses of the Fund

On Page 13 of the prospectus under the heading “Management Fee,” you disclose that the Trust has entered into a unitary management fee agreement with Roundhill Financial Inc., the Fund’s investment adviser (“Roundhill”), and you discuss certain fees excluded from this unitary fee. Please consider adding a brief footnote to the fee table briefly describing the unitary fee structure and what is included and excluded in the unitary fee to Roundhill and what additional fees will be paid by Fund shareholders. The Staff could have additional comments once the fee table is completed.

Response to Comment 3

Pursuant to the Staff’s comment, the following disclosure has been added as the introduction to the table entitled “Fees and Expenses of the Fund.”

The investment advisory agreement between the Trust and Roundhill Financial Inc. (“Roundhill”) provides that Roundhill will pay all operating expenses of the Fund, except Roundhill’s management fees, interest charges on any borrowings, dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, extraordinary expenses, and distribution fees and expenses paid by the Trust under any distribution plan.

Comment 4 – Principal Investment Strategies

The name of the Fund includes the word “dividend” that refers to investment in a type of security that requires an 80% policy with respect to investments in dividend-paying securities. This policy should define the equity securities subject to the 80% policy, the impact of borrowing and how this policy may be changed. See Rule 35d-1 under the Investment Company Act. The 80% policy should be described in the summary section of the prospectus (Item 4).

Response to Comment 4

After careful consideration of the Staff’s comment, the Registrant has determined that Rule 35d-1 under the 1940 Act is not applicable. Accordingly, the Registrant respectfully declines to adopt a policy to invest at least 80% of its assets in dividend-paying securities. Investing in dividend-paying securities is an investment strategy and is thus excluded from the application of Rule 35d-1. The use of “Dividend” in the Fund’s name is indistinguishable from the use of “Income,” which the Staff indicated in the Division of Investment Management’s Frequently Asked Questions about Rule 35d-1 (the “FAQ”) was not a term to which Rule 35d-1 applied.

When used by itself, the term “income” in a fund’s name generally suggests that the fund emphasizes the achievement of current income and does not suggest a type of investment.

However, while the Registrant declines to adopt a formal Rule 35d-1 policy, the Fund has nonetheless adopted a policy to invest at least 80% -- and currently intends to invest substantially all -- of its total assets in the securities that comprise the Index. In order to be eligible for inclusion in the Index, a company must have consistently increased its dividend for at least 50 consecutive years. Therefore, even though the Fund has determined that Rule 35d-1 is inapplicable in this instance, it will still be subject to a nearly identical investment test.

Comment 5 – Principal Investment Strategies

The prospectus should delineate the equity securities that can be purchased by the Fund. Investments in preferred stocks versus common stocks could have different risks to the Fund’s total return investment objective. We note that page 4 of the Statement of Additional Information refers only to common stocks under the section entitled “Types of Investments.” If the 80% policy is limited to common stocks, please replace the terms “equity securities” and “securities” with a more specific term to describe the types of dividend-producing securities in which the Fund will invest.

Response to Comment 5

The Fund may invest in both common stocks and shares of real estate investment trusts (“REITs”). Accordingly, the first sentence of the first paragraph of the section entitled “Principal Investment Strategies” has been revised as set forth below:

Under normal market conditions, the Fund invests at least 80% of its total assets in the common stock and real estate investment trusts (“REITs”) comprising the Index.

Additionally, the section entitled “Principal Risks” has been revised to include the following risk disclosure:

REIT RISK. REITs typically own and operate income-producing real estate, such as residential or commercial buildings, or real-estate related assets, including mortgages. As a result, investments in REITs are subject to the risks associated with investing in real estate, which may include, but are not limited to: fluctuations in the value of underlying properties; defaults by borrowers or tenants; market saturation; changes in general and local operating expenses; and other economic, political or regulatory occurrences affecting companies in the real estate sector. REITs are also subject to the risk that the real estate market may experience an economic downturn generally, which may have a material effect on the real estate in which the REITs invest and their underlying portfolio securities. REITs may have also a relatively small market capitalization which may result in their shares experiencing less market liquidity and greater price volatility than larger companies.

Comment 6 – Principal Investment Strategies

The first sentence of the first paragraph of the section entitled “Principal Investment Strategies” states that the “Fund invests in a portfolio of 25 or more equity securities . . ..” The third paragraph of this section describes the selection criteria the Fund will use if less than 25 securities are eligible for inclusion.

a)	Does the Fund use the same selection criteria if 25 or more equity securities meet the Fund’s for inclusion. If so, please clarify.

b)	The prospectus also states that the Fund will invest in equity securities of companies that meet market cap and liquidity criteria, and that have “the longest history of consistently increasing dividends every year.” Please clarify whether the Fund will invest in all companies that meet the market cap and liquidity criteria that have a history of consistently increasing dividends each year, or only a subset of these companies. If a subset of these companies, disclose how they are chosen after the market cap and liquidity screens are applied. In addition, clarify what “consistently” means for these purposes. Does this mean the company must have increased dividends every year, or is consistently referring to some other criteria, such as over a specified time period.

Response to Comment 6

The Registrant’s responses to the Staff’s questions are set forth in order below.

a)	The Fund believes that the disclosure set forth as the first sentence of the fourth paragraph of the section entitled “Principal Investment Strategies,” reproduced below, is responsive to the Staff’s comment.

The Index will select all eligible securities for inclusion, with a minimum constituent count of 25. If fewer than 25 securities are eligible, the Index relaxes the dividend growth eligibility factor as described in the section entitled “Additional Information About the Fund’s Principal Investment Strategy.”

b)	The Registrant believes the first sentence of the fourth paragraph of the section entitled “Principal Investment Strategies,” reproduced above, is responsive to the Staff’s question regarding the selection of securities meeting the size, liquidity and dividend growth screens. Additionally, pursuant to the Staff’s comment, the following disclosure has been added to immediately follow the referenced disclosure regarding a company’s “consistent increase in dividends”:

Only securities issued by companies that have increased their total dividend per share amount every year for at least 50 consecutive years are eligible for inclusion in the Index.

Comment 7 – Principal Investment Strategies

The Staff notes the following disclosure set forth in the third paragraph of the section entitled “Principal Investment Strategies”:

Constituents selected for inclusion in the Fund’s portfolio are weighted based on their indicated annual dividend yield, subject to a single constituent weight cap of 5%. Additionally, portfolio constituents with weights equal to or greater than 5% will not exceed 50% of the Fund’s portfolio weight.

In connection therewith:

a)	Please clarify to what the 5% refers in the first sentence of the quoted material and 50% in the next sentence.

b)	Please clarify how these two sentences interrelate. The first sentence states that an individual portfolio constituent will not exceed 5% of something and the next sentence says that it could. This sentence appears to relate to the diversification requirements under the Internal Revenue Code. If so, please explain in plain English so that investors can understand the extent to which individual securities can exceed 5% of the Fund’s net or total assets.

Response to Comment 7

The Registrant believes the disclosure set forth in the fourth paragraph of the section entitled “Principal Investment Strategies,” reproduced below, is responsive to the Staff’s comments.

Constituents selected for inclusion in the Index are weighted based upon their indicated annual dividend yield, subject to a single constituent weight cap of 5% of the total Index weight. If the Index is ever composed of less than 25 securities, the single constituent weight cap rises to 10% of the total Index weight. Additionally, Index constituents with weights equal to or greater than 5% will not exceed 50% of the total Index weight. In the event this condition is breached, the Index will re-balance pursuant to the mechanism described in the section entitled “Additional Information About the Fund’s Principal Investment Strategy.” (emphasis added)

Comment 8 – Principal Investment Strategies

The penultimate paragraph of the section entitled “Principal Investment Strategies” contains the following disclosure:

As of _____, 2023, the Fund had significant exposure to companies comprising the ____ sector, although this may change from time to time.

a)	Please define what significant exposure means (i.e., a certain percentage of the net assets of the Fund or some other criteria).

b)	To the extent that the investment adviser is running a model portfolio for this investment strategy, please provide to the Staff supplementally, and consider adding to the prospectus, the sectors, if any, that the Fund will have significant exposure to when the Fund commences operations.

c)	Please confirm that the Fund, as disclosed in the SAI, will not concentrate in any industry within a sector.

Response to Comment 8

The Registrant’s responses to the Staff’s questions are set forth in order below.

a)	The referenced disclosure has been revised as set forth below:

As of ________, 2023, the Index was concentrated in companies comprising the ___________ sector, although this may change from time to time.

b)	The Registrant represents that it will update the disclosure set forth above, with the accompanying sector-specific risk factors, based upon the Index’s holdings as of a date close to the Fund’s intended launch date.

c)	The following disclosure has been included as the second sentence of the penultimate paragraph of the section entitled “Principal Investment Strategies.” The SAI has been revised similarly as well.

The Fund will be concentrated (i.e. hold 25% or more of its total assets) in an industry or a group of industries to the extent that the Index is so concentrated.

Comment 9 – Principal Investment Strategies

Once the Fund’s 80% policy is clearly defined, please consider the investments that could comprise the 20% bucket of investments and disclose those particular asset classes in the Fund’s principal strategies if the Fund’s investment in any other investment type would equal 10% or more of the Fund’s assets.

a)	For example, in “Principal Risks – Asset Class Risk,” the disclosure states that “securities and other assets in the Fund’s portfolio may underperform in comparison to the general financial markets, a particular financial market or other asset classes.” Define what other assets could be held in the Fund’s principal strategies if they will constitute 10% or more of the portfolio that would warrant principal risk disclosure.

b)	The Fund also states in its SAI that “[t]here will be no limit on issuers domiciled in a single jurisdiction or country.” The prospectus does not identify assets in foreign securities as a principal strategy or any principal risk disclosure. The Staff assumes that such investments will not be a principal strategy, at this time, as they are not included in the principal strategies or risks of the Fund.

Response to Comment 9

The Registrant’s responses to the Staff’s questions are set forth in order below.

a)	The Registrant currently expects that only investments in common stocks and REITs will constitute a principal investment strategy of the Fund, as the Index Provider has constructed the Index so that the only eligible asset types are common stocks and REITs.

b)	The Registrant confirms that investments in securities issued by non-U.S. issuers does not constitute a principal investment strategy of the Fund.

Comment 10 – Principal Risks

The last sentence of the first paragraph in the section entitled “Principal Risks” states that the “[t]he order of the risk factors set forth below does not indicate the significance of any particular risk factor.”

However, the principal risks of the Fund should align with the principal strategies. See ADI 2019-08 (Improving Principal Risk Disclosure). Please amend or delete this sentence in light of this requirement. Once the principal investment strategies are refined and clarified, including the description of the 80% investment policy and precise delineation of the types of equity securities that are permissible investments for the Fund, please review and reorder, as applicable, the risks in order of importance, with the most significant risks appearing first. See ADI 2019-08 (Improving Principal Risks Disclosure). For example, cyber security risk is listed above dividend-paying stocks risk.

Response to Comment 10

Pursuant to the Staff’s comment, the referenced sentence has been deleted. Additionally, certain risks have been re-ordered in connection with ADI 2019-08 (Improving Principal Risks Disclosure).

Comment 11 – Principal Risks

Under “Structural ETF Risks” in the section entitled “Principal Risks,” you include disclosure on Premium/Discount Risk that discusses different risks that could cause the Fund to trade at a premium or discount to NAV without disclosing the ultimate impact to shareholders when an ETF is trading at a premium or discount to NAV. Please disclose the consequences to the shareholders of an exchange-traded fund trading at a premium, or discount to NAV (i.e., that investors may pay more or receive significantly less than the underlying value of ETF shares bought or sold.)

Response to Comment 11

Pursuant to the Staff’s comment, “Principal Risks – Structural ETF Risks – Premium Discount Risk” has been revised as set forth below:

Premium/Discount Risk. As with all ETFs, Fund Shares may be bought and sold in the secondary market at market prices. The trading prices of Fund Shares in the secondary market may differ from the Fund’s daily net asset value per share and there may be times when the market price of the shares is more than the net asset value per share (premium) or less than the net asset value per share (discount). If a shareholder purchases Fund Shares at a time when the market price is at a premium to the net asset value or sells Fund Shares at a time when the market price is at a discount to the net asset value, the shareholder may pay more for, or receive less than, the underlying value of the Fund Shares, respectively. This risk is heightened in times of market volatility or periods of steep market declines. (emphasis added)

Comment 12 – How to Buy and Sell Shares

Item 6 of Form N-1A requires certain disclosure and provides alternative options for ETFs. Please add the following disclosure: “[a]n investor may incur costs attributable to the difference between the highest price a buyer is willing to pay to purchase shares of the Fund (bid) and the lowest price a seller is willing to accept for shares of the Fund (ask) when buying or selling shares in the secondary market (the “bid-ask” spread).” See Instruction (3) to Item 6 of Form N-1A.

Response to Comment 12

Pursuant to the Staff’s request, the referenced disclosure has been included.

Comment 13 – Financial Highlights

Supplementally, please identify to the staff the appropriate broad-based securities market index the Fund intends to use in its average annual total return table.

Response to Comment 13

The Fund intends to use the Solactive GBS United States All Cap Index as its broad-based securities market index.

Comment 14 – Statement of Additional Information – Management of the Fund

The table on page 12 indicates that three additional Independent Trustees will be named to the Board of the Trust. We note that the Board of Trustees has not been entirely selected and that the registration statement has been signed by only one Trustee. Please ensure that once the Board of Trustees has been properly constituted, a pre-effective amendment to the registration statement will be signed by a majority of Trustees. See Section 6(a) of Securities Act.

Response to Comment 14

The Registrant confirms that a future pre-effective amendment to the Registrant Statement will be signed by all Trustees.

Comment 15 – Statement of Additional Information – Creation and Redemption of Creation Units

Page 30 of the statement of additional information gives examples of extraordinary circumstances that could be outside of the control of the Fund and therefore result in suspension of creations. In that list of examples, you include the phrase “market conditions or activities causing trading halts”. The phrase “market conditions” includes a potential broad range of conditions such as volatile markets that would not lead to suspension of trading or other events outside of the control of the Fund. Please delete the phrase “market conditions” or edit to more narrowly define such market conditions to conform to the SEC Rule 6c-11.

Response to Comment 15

Pursuant to the Staff’s comment, the referenced disclosure has been revised accordingly.

Comment 16 – Exhibits

Please confirm that the legal opinion to be filed as exhibit (i)(1) will be consistent with Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings (October 14, 2011).

Response to Comment 16

The Registrant so confirms.

Comment 17 – General Comments

The Staff notes that many portions of the filing are incomplete (including, without limitation, all exhibits, the fee table, example of estimate expenses and audited seed financial statements or to be updated by amendment). We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

In closing, we remind you that the Trust and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

Response to Comment 17

The Registrant understands and will comply therewith.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	/s/ Morrison Warren
Morrison Warren

cc: Richard Coyle, Partner, Chapman and Cutler LLP